Second Amendment to

Investment Sub-Advisory Agreement between

Tributary Capital Management, LLC and First National Fund Advisers

This Amendment is made by and between Tributary Capital Management, LLC, a Colorado limited liability company ("Adviser") and First National Bank (Omaha), a national banking association having its principal place of business in Omaha, Nebraska and doing business as First National Fund Advisers ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of November 17, 2011 ("Agreement") as Amended October 1, 2014, whereby Adviser appointed Sub-Adviser to provide certain investment sub-advisory services to the Tributary Growth Opportunities Fund, Tributary Balanced Fund, Tributary Short Intermediate Bond Fund and the Tributary Income Fund.

Whereas, pursuant to the Agreement, the parties have agreed to amend Schedule A and B of the Agreement to add the Tributary Nebraska Tax-Free Fund.

Now Therefore, the parties hereby agree to amend the Agreement as follows:

1. Schedule A and B dated on or around December 31, 2015 are amended to include the Tributary Nebraska Tax-Free Fund.

2. Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with the terms.

In Witness Whereof, the Adviser, Sub-Adviser and Trust have caused this Amendment to be executed as of November 17, 2015 effective at the commencement of the Tributary Nebraska Tax-Free Fund operations. This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Tributary Funds, INC	First National Fund Advisers

By: /s/ Stephen R. Frantz	By: /s/ Kurt Spieler
Name: Stephen R. Frantz	Name: Kurt Spieler
Title: President and Director	Title:

Amendment to

Schedule A

December 31, 2015

(Funds)

Tributary Short-Intermediate Bond Fund

Tributary Income Fund

Tributary Nebraska Tax-Free Fund

Tributary Balanced Fund

Tributary Growth Opportunities Fund